                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                                       or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from _______ to _______

                         Commission file number 0-3134

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO
               INDUSTRIES, INC. AND OTHER SPONSORING CORPORATIONS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PARK-OHIO INDUSTRIES, INC.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117

                                      INDEX

                                                           PAGE(S)
Report of Independent Auditors                             F-1

Financial Statements
Statements of Net Assets Available
   for Plan Benefits, with Fund Information
   as of December 31, 1997 and 1996                        F-2--F-3

Statements of Changes in Net Assets
   Available for Plan Benefits, with Fund
   Information for the Years Ended
   December 31, 1997 and 1996                              F-4--F-5

Notes to Financial Statements                              F-6--F-17
Schedule I: Schedule of Assets
   Held for Investment Purposes at
   December 31, 1997                                       F-18

Schedule II: Schedule of Reportable
   Transactions for the Year Ended
   December 31, 1997                                       F-19

                                    EXHIBITS

Exhibit
Number                    Description

23              Consent of Independent Auditors


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Individual Account Retirement Plan
                                           Of Park-Ohio Industries, Inc. and
                                           other Sponsoring Corporations

                                           Date:   June 26, 1998

                                           By   /s/ James S. Walker
                                                --------------------------------
                                                    James S. Walker
                                                    Vice President and Chief
                                                    Financial Officer

                         Report of Independent Auditors


Plan Administrative Committee
Individual Account Retirement Plan of
   Park-Ohio Industries, Inc. and Other
   Sponsoring Corporations


We have audited the accompanying statements of net assets available for plan benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Other Sponsoring Corporations as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in nets assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the 1997 and 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 and 1996 financial statements taken as a whole.

                                             /s/ Ernst & Young LLP


Cleveland, Ohio
June 23, 1998

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

               Statement of Net Assets Available for Plan Benefits
                              with Fund Information

                                December 31, 1997



                                                                           Funds
                                   ---------------------------------------------------------------------------------------
                                                                                                              Park-Ohio
                                                                 Money                              Equity      Common
                                      Equity        Bond        Market   International   Balanced   Income      Stock
                                   ---------------------------------------------------------------------------------------
ASSETS
Cash
Investments, at fair value:
   KeyCorp Victory Value Fund        $17,904,195
   KeyCorp Victory
    Intermediate Income Bond Fund                 $2,772,350
   KeyCorp Prism Money Market Fund                             $4,763,595
   Putnam New Opportunities Fund
   Templeton Growth Fund
   George Putnam Fund of Boston
   KeyCorp EB Money Market Fund                                                                                $   91,182
   Park-Ohio Industries, Inc.
     Common Stock                                                                                               2,217,521
   Participant loans
                                   ---------------------------------------------------------------------------------------
                                      17,904,195   2,772,350    4,763,595                                       2,308,703

Employer contribution receivable          23,718       2,903       20,723                                           5,025
Employee contribution receivable          86,190       8,232       25,542                                          14,507
Accrued fees and expenses                                                                                          (2,598)
                                   ---------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                          $18,014,103  $2,783,485   $4,809,860      $ 0          $ 0       $ 0      $2,325,637
                                   =======================================================================================

                           ---------------------------------------------------------------------
                                       Putnam
                                        New          Templeton    George       Loan
                                    Opportunities      Growth     Putnam       Fund       Total
                           ---------------------------------------------------------------------
ASSETS
Cash                                                                        $11,749     $ 11,749
Investments, at fair value:
   KeyCorp Victory Value Fund                                                         17,904,195
   KeyCorp Victory
    Intermediate Income Bond Fund                                                      2,772,350
   KeyCorp Prism Money Market Fund                                                     4,763,595
   Putnam New Opportunities Fund   $1,140,377                                          1,140,377
   Templeton Growth Fund                         $1,489,035                            1,489,035
   George Putnam Fund of Boston                               $2,132,036               2,132,036
   KeyCorp EB Money Market Fund                                                           91,182
   Park-Ohio Industries, Inc.
     Common Stock                                                                      2,217,521
   Participant loans                                                         522,411     522,411
                                   -------------------------------------------------------------
                                    1,140,377     1,489,035    2,132,036     522,411  33,032,702

Employer contribution receivable        6,011         5,422        7,586                  71,388
Employee contribution receivable       24,560        21,555       26,315                 206,901

Accrued fees and expenses                                                                 (2,598)
                                   -------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                         $1,170,948   $1,516,012    $2,165,937   $534,160 $33,320,142
                                   =============================================================


See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

               Statement of Net Assets Available for Plan Benefits
                              with Fund Information

                                December 31, 1996



                                                                              Funds
                                        ----------------------------------------------------------------------------------


                                                                        Money                                 Equity
                                            Equity         Bond        Market     International Balanced      Income
                                        ----------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   KeyCorp Prism Money Market Fund        $        398   $      681   $ 5,820,308               $     126    $       113
   KeyCorp Victory Intermediate
    Income Bond Fund                                      3,346,926
   KeyCorp Victory Value Fund               12,019,795
   Fidelity Advisor Income & Growth
    Fund                                                                                          910,277
   Fidelity Advisor Equity Income                                                                              3,646,634
    Fund A
   KeyCorp Victory International
    Growth Fund                                                                      $696,643
   Park-Ohio Industries, Inc.
    Common Stock
   Participant loans
                                        ----------------------------------------------------------------------------------
                                            12,020,193     3,347,607    5,820,308     696,643     910,403      3,646,747

Employer contribution receivable                 9,990         1,925       13,598       2,445       5,228         10,321
Employee contribution receivable                15,405         3,402       19,200       5,270      14,780         23,829
Accrued fees and expenses                         (103)         (411)        (719)        (82)       (123)          (452)
                                        ----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                               $ 12,045,485    $3,352,523  $ 5,852,387   $ 704,276    $930,288    $ 3,680,445
                                        ==================================================================================



                                        --------------------------------------------

                                            Park-Ohio
                                             Common        Loan
                                              Stock        Fund         Total
                                        --------------------------------------------
ASSETS
Investments, at fair value:
   KeyCorp Prism Money Market Fund           $    30,480               $ 5,852,106
   KeyCorp Victory Intermediate
    Income Bond Fund                                                     3,346,926
   KeyCorp Victory Value Fund                                           12,019,795
   Fidelity Advisor Income & Growth Fund                                   910,277
   Fidelity Advisor Equity Income Fund A                                 3,646,634

   KeyCorp Victory International
    Growth Fund                                                            696,643
   Park-Ohio Industries, Inc.
    Common Stock                               1,510,727                 1,510,727
   Participant loans                                      $ 22,190          22,190
                                        --------------------------------------------
                                               1,541,207    22,190      28,005,298

Employer contribution receivable                   2,330                    45,837
Employee contribution receivable                     323                    82,209
Accrued fees and expenses                         (2,229)                   (4,119)
                                        --------------------------------------------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                                  $ 1,541,631  $ 22,190    $ 28,129,225
                                        ===========================================



See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

         Statement of Changes in Net Assets Available for Plan Benefits
                              with Fund Information

                          Year Ended December 31, 1997





                                                                            Funds
                                     -------------------------------------------------------------------------------------

                                                                        Money                                 Equity
                                         Equity           Bond         Market     International  Balanced     Income
                                     -------------------------------------------------------------------------------------
ADDITIONS
Interest income                        $        116    $         4   $         7   $        1   $       10   $        4
Dividend income                           1,540,557        179,827                                   9,574       10,568
Other income (expense)                       15,823             16           118           18          216          279
Contributions from employer                 239,669         29,503       209,025        4,965       10,159       20,653
Contributions from participants           1,008,744        103,802       291,134       21,547       40,714       97,359
Transfers from RB&W ESOP                     19,945         16,366                                                  641
Transfer from other plans                    61,841          6,208         5,558        4,737       15,053        5,595
Unrealized appreciation (depreciation)
   in fair value of investments           1,355,565         16,601        82,757      (11,871)     (54,021)    (427,757)
Realized gain                             1,058,014          9,588       180,025        5,086       51,505      415,987
Loans to participants
Loan repayments
                                     -------------------------------------------------------------------------------------
                                          5,300,274        361,915       768,624       24,483       73,210      123,329
DEDUCTIONS
Distributions to participants            (1,993,340)      (552,981)     (975,537)      (5,827)      (7,031)     (33,209)
Loan repayments
Transfers (to) from other funds           2,672,180       (374,106)     (829,846)    (722,744)    (996,210)  (3,769,556)
Trustee fees and expenses                   (10,496)        (3,866)       (5,768)        (188)        (257)      (1,009)
                                     -------------------------------------------------------------------------------------
Net increase (decrease)                   5,968,618       (569,038)   (1,042,527)    (704,276)    (930,288)  (3,680,445)
Net assets available for plan
   benefits at beginning of year         12,045,485      3,352,523     5,852,387      704,276      930,288    3,680,445
                                     -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR             $ 18,014,103    $ 2,783,485   $ 4,809,860   $        0   $        0   $        0
                                     =====================================================================================




                                     ----------------------------------------------------------------------
                                      Park-Ohio       Putnam
                                        Common          New        Templeton      George         Loan
                                        Stock      Opportunities    Growth        Putnam         Fund         Total
                                     -------------------------------------------------------------------------------------
ADDITIONS
Interest income                       $     3,579                                               $ 15,273    $     18,994
Dividend income                                       $   24,956    $  231,542    $  164,795                   2,161,819
Other income (expense)                        145            (33)         (192)         (103)                     16,287
Contributions from employer                43,462         30,853        43,548        63,785                     695,622
Contributions from participants           166,556        139,943       178,026       235,601                   2,283,426
Transfers from RB&W ESOP                      564            639           625           646                      39,426
Transfer from other plans                  61,784         34,195        50,942        22,711                     268,624
Unrealized appreciation (depreciation)
   in fair value of investments           678,349         81,126      (103,262)       73,242                   1,690,729
Realized gain                              (9,717)        62,107           181        22,064                   1,794,840
Loans to participants                                                                            565,334         565,334
Loan repayments                                                                                   63,338          63,338
                                     -------------------------------------------------------------------------------------
                                          944,722        373,786       401,410       582,741     643,945       9,598,439
DEDUCTIONS
Distributions to participants             (49,177)       (16,696)      (59,205)      (50,888)   (570,633)     (4,314,524)
Loan repayments                                                                                  (63,338)        (63,338)
Transfers (to) from other funds          (104,922)       813,987     1,174,335     1,634,886     501,996
Trustee fees and expenses                  (6,617)          (129)         (528)         (802)                    (29,660)
                                     -------------------------------------------------------------------------------------
Net increase (decrease)                   784,006      1,170,948     1,516,012     2,165,937     511,970       5,190,917
Net assets available for plan
   benefits at beginning of year        1,541,631                                                 22,190      28,129,225
                                     -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR            $ 2,325,637    $ 1,170,948   $ 1,516,012   $ 2,165,937    $534,160    $ 33,320,142
                                     =====================================================================================


See notes to financial statements.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

         Statement of Changes in Net Assets Available for Plan Benefits
                              with Fund Information

                          Year Ended December 31, 1996






                                                                        Money                                 Equity
                                         Equity           Bond         Market     International Balanced      Income
                                     ------------------------------------------------------------------------------------
ADDITIONS
Interest income                        $        325    $       386   $       309   $       28   $       34   $       88
Dividend income                             152,313        214,944                      1,596       16,816       42,074
Other income                                 34,452          5,957         2,878        1,897            8        1,434
Contributions from employer                 126,536         29,029       190,948       30,410       65,571      145,488
Contributions from participants             567,238        138,214       349,234      113,740      253,476      602,331
Transfers from RB&W ESOP                    799,713         88,692       380,448      195,094      319,972      641,549
Transfer from RB&W Retirement &
   Savings Plan                           1,475,777        448,606       621,071      368,372                 1,523,369
Transfer from other plans                    19,243          3,713        30,338        4,133       21,312       15,353
Unrealized appreciation (depreciation)
   in fair value of investments           1,107,367       (125,653)      212,012        5,552       54,021      221,441
Realized gain                             1,071,087         13,299        29,488       29,757        8,755      156,390
                                     ------------------------------------------------------------------------------------
                                          5,354,051        817,187     1,816,726      750,579      739,965    3,349,517

DEDUCTIONS
Distributions to participants              (948,349)      (300,030)     (546,798)     (25,347)     (17,536)    (210,133)
Loan repayments
Transfers (to) from other funds          (1,107,530)      (926,724)      898,336      (17,232)     208,695      553,124
Trustee fees and expenses                   (41,042)       (12,675)       (9,615)      (3,724)        (836)     (12,063)
                                     ------------------------------------------------------------------------------------
Net increase (decrease)                   3,257,130       (422,242)    2,158,649      704,276      930,288    3,680,445
Net assets available for plan
   benefits at beginning of year          8,788,355      3,774,765     3,693,738
                                     ------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR             $ 12,045,485    $ 3,352,523   $ 5,852,387   $  704,276   $  930,288   $3,680,445
                                     ====================================================================================


                                      Park-Ohio
                                        Common         Loan
                                        Stock          Fund         Total
                                     -------------------------------------------
ADDITIONS
Interest income                       $     1,459     $ (3,558)   $       (929)
Dividend income                                                        427,743
Other income                                   48                       46,674
Contributions from employer                32,806                      620,788
Contributions from participants           134,594                    2,158,827
Transfers from RB&W ESOP                1,537,163                    3,962,631
Transfer from RB&W Retirement &
   Savings Plan                                         50,641       4,487,836
Transfer from other plans                  28,172                      122,264
Unrealized appreciation (depreciation)
   in fair value of investments          (578,078)                     896,662
Realized gain                                                        1,308,776
                                     -------------------------------------------
                                        1,156,164       47,083      14,031,272

DEDUCTIONS
Distributions to participants              (2,635)                  (2,050,828)
Loan repayments                                        (24,893)        (24,893)
Transfers (to) from other funds           391,331
Trustee fees and expenses                  (3,229)                     (83,184)
                                     -------------------------------------------
Net increase (decrease)                 1,541,631       22,190      11,872,367
Net assets available for plan
   benefits at beginning of year                                    16,256,858
                                     -------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR            $ 1,541,631     $ 22,190    $ 28,129,225
                                     ===========================================


See notes to financial statements.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                          Notes to Financial Statements

                                December 31, 1997




A.     SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Individual Account Retirement Plan (the "Plan") are maintained on the accrual basis.

Purchases of investments are recorded at cost and revalued to market values at the close of each day by the Plan Trustee. All investments are under the control and management of Key Trust Company of Ohio N.A., the Trustee of the Plan.

Purchases and sales are accounted for on the trade date.

Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.

The investments in Park-Ohio Industries, Inc. (the "Company") common stock, KeyCorp Victory Value Fund, KeyCorp Victory Intermediate Income Bond Fund, KeyCorp Victory International Growth Fund, Fidelity Advisor Income & Growth Fund, Fidelity Advisor Equity Income Fund T, Putnam New Opportunities Fund, Templeton Growth Fund, and George Putnam Fund of Boston are valued as of the last reported trade price on the last business day of the period.

Investments in the KeyCorp Prism Money Market Fund are valued at market, which consider adjustments to the fund value for investment income and trustee expenses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




B.     DESCRIPTION OF THE PLAN

The Plan, adopted by the Company effective January 1, 1985, is a defined contribution plan which covers substantially all eligible full time employees in the following classifications:

       1. Salaried employees of the Ohio Crankshaft Division of the Company except such employment is not considered covered employment after March 4, 1989 for any employee who was an active participant in the Revised Non-Contributory Pension Plan for Hourly-Rated Employees of Ohio Crankshaft Division of Park-Ohio Industries, Inc. on or after July 10, 1983.

       2. Former salaried employees of Bennett Industries, Inc. and hourly non-bargaining unit employees of all Bennett Divisions except Lithonia (prior to August 1, 1996).

       3. Non-bargaining unit employees of the Corporate Office of the Company, Tocco, Inc. the Park Drop Forge Division of the Company, Castle Rubber Company, and Cleveland City Forge Salary Employees, Kay Home Products, Inc. (Marsh Allan and Quaker Industries Divisions) (effective November 1, 1994), Cleveland City Forge-Division Hourly Employees (effective November 1, 1995), RB&W Corporation (effective April 1, 1995), Green Bearing (effective February 1, 1997), Summerspace Inc. (effective March 1, 1997), FECO Division of TOCCO (effective April 1, 1997), Delo Screw Company (effective May 27, 1997), Arden Industrial Products, Inc. (effective July 25, 1997), and Arcon Fastners, Inc. (effective October 3, 1997).

       4. Employees of General Aluminum Manufacturing Company (effective January 1, 1995), Cicero Flexible Products (effective December 1,
              1995), Bargaining and Non-Bargaining Employees of Blue Falcon Forge (effective March 2, 1995), Bargaining and Non-Bargaining Employees of Geneva Rubber Company Division (effective March 1,
              1995), Ajax Manufacturing Company and Advanced Vehicles Inc. Salaried Employees (effective January 1, 1996), and Forging Developments International, Inc. (effective May 1, 1997).

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




B.     DESCRIPTION OF THE PLAN--CONTINUED

       5. Bargaining unit employees of the Ohio Crankshaft Division, pursuant to a collective bargaining agreement between the Company and the United Automobile, Aerospace and Agricultural Implement Workers of America and its Local 91 (effective August 1, 1995), and bargaining unit employees of RB&W Corporation-Coraopolis Plant (effective April 1, 1996).

Generally, an employee in one of the above classifications becomes eligible to join the Plan after completing 30 days of continuous employment.

Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan described below:

       Equity Fund--contributions and earnings are to be invested in marketable equity securities or in any common or collective fund comprised substantially of such investments. The fund invests primarily in stocks with above average income and appreciation potential.

       Bond Fund--contributions and earnings are to be invested in U.S. Government Securities, corporate bonds or in any common or collective fund comprised substantially of such investments. The fund invests in primarily investment grade debt securities with average maturities of 3-8 years.

       Money Market Fund--contributions and earnings are to be invested in short-term investments such as certificates of deposit, U.S. Treasury Bills and commercial paper or in any common or collective fund comprised substantially of such investments.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




B.     DESCRIPTION OF THE PLAN--CONTINUED

       International Fund--contributions and earnings are to be invested in foreign equity securities or in any common or collective fund comprised substantially of such investments. The fund generally invests in equity securities in at least three different countries, excluding the U.S. This investment option was eliminated as of April 1, 1997, and the assets were transferred to the Templeton Growth Fund described below.

       Balanced Fund--contributions and earnings are to be invested in marketable equity securities and debt securities or in any common or collective fund comprised substantially of such investments. The fund invests in stocks which have potential for growth or income and capital appreciation. The fund may invest up to 35% in below investment grade debt securities. This investment option was eliminated as of April 1, 1997, and the assets were transferred to the George Putnam Fund described below.

       Equity Income Fund--contributions and earnings are to be invested in marketable equity securities or in any common or collective fund comprised substantially of such investments. The fund invests in stocks with above average dividends and which are generally undervalued. This investment option was eliminated as of April 1, 1997, and the assets were transferred to the Equity Fund described above.

       Putnam New Opportunities Fund--contributions and earnings are to be invested in marketable equity securities or in any common or collective fund comprised substantially of such investments within 7 or 8 industry sectors believed to offer exceptional growth potential. The fund, which was an available investment option as of April 1, 1997, invests primarily in stocks of fast-growing innovative companies with above average yields.

       Templeton Growth Fund--contributions and earnings are to be invested in marketable equity and debt securities or in any common or collective fund comprised substantially of such investments. The fund, which was an available investment option as of April 1, 1997, invests in stocks which have potential for long-term growth and debt obligations of companies and governments of any nation.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




B.     DESCRIPTION OF THE PLAN--CONTINUED

       George Putnam Fund--contributions and earnings are to be invested in marketable equity and debt securities or in any common or collective fund comprised substantially of such investments. The fund, which was an available investment option as of April 1, 1997, invests in stocks which have potential for capital growth and current income.

       Park-Ohio Industries, Inc. Common Stock Fund--contributions and earnings are to be invested in common shares of the Company purchased on the open market.

The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for him pursuant to such an arrangement, his compensation is reduced by the amount of such contributions elected and the employer makes Plan contributions equal to the amount of the reduction.

The Company may terminate the Plan at any time by resolution of its Board of Directors. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.

C.     CONTRIBUTIONS

Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 16% of their compensation on a pre-tax basis, not to exceed $9,500, the IRS maximum for 1997 and 1996. Employee contributions are fully vested and non-forfeitable at all times.

The Plan provides for uniform rates of employer contributions for all eligible employees, regardless of employment classification, so that each participant is entitled to basic contributions equal to two percent of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant's investment allocation designation.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




C.     CONTRIBUTIONS--CONTINUED

Contributions refundable to participants represent current year contributions that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code on contributions by highly compensated individuals. The employee contribution receivable is shown net of the contributions refundable. The total contributions refundable to participants were $0 and $58,654 in 1997 and 1996, respectively.

Effective January 1, 1996, the Plan implemented the Trust Talk System of Key Trust Company, which allows participants to make changes to their account via the telephone. The current provision of the system permits a participant to change investment allocation percentages once every 30 days and change payroll deferral percentages on the first day of every quarter.

D.     PARTICIPANT LOANS

A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant's eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and 15 years for a mortgage loan, with interest payable at prime plus one percent.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




E.     INVESTMENTS

Investments held by the Plan at December 31, 1997 and 1996 are summarized as follows:

                                                        1997                             1996
                                            ------------------------------- --------------------------------
                                             MARKET VALUE       COST         MARKET VALUE        COST
                                            ----------------------------------------------------------------

KeyCorp Victory Value                        $ 17,904,195   $ 13,820,801     $ 12,019,795    $  9,292,747
KeyCorp Victory Intermediate
   Income Bond Fund                             2,772,350      2,721,955        3,346,926       3,313,133
KeyCorp Prism Money Market
   Fund                                         4,763,595      4,448,515        5,852,106       5,619,106
Putnam New Opportunities Fund                   1,140,377      1,059,251
Templeton Growth Fund                           1,489,035      1,592,297
George Putnam Fund of Boston                    2,132,036      2,058,794
KeyCorp EB Money Market
   Fund                                            91,182         91,182
KeyCorp Victory International
   Growth Fund                                                                    696,643         684,765
Fidelity Advisor Income
   & Growth Fund                                                                  910,277         856,257
Fidelity Advisor Equity Income
   Fund T                                                                       3,646,634       3,218,878
Park-Ohio Industries, Inc.
   Common Shares                                2,217,521      2,117,250        1,510,727       2,088,705
Participant loans                                 522,411        522,411           22,190          22,190
                                            ----------------------------------------------------------------

TOTAL INVESTMENTS                             $33,032,702   $ 28,432,456     $ 28,005,298    $ 25,095,781
                                            ================================================================


Realized gains and losses are calculated based upon historical cost of the securities using the average cost method.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




E.     INVESTMENTS--CONTINUED



                                                     Money
                            Equity       Bond       Market   International  Balanced     Equity
                             Fund        Fund        Fund         Fund        Fund     Income Fund
                          --------------------------------------------------------------------------

 Year Ended December 31,
   1997:
 Selling price             $4,262,590  $1,069,934   $3,242,283  $789,907    $1,206,898   $4,006,283
 Cost                       3,204,576   1,060,346    3,062,258   784,821     1,155,393    3,590,296
                          --------------------------------------------------------------------------

Realized gain              $1,058,014  $    9,588   $ 180,025   $  5,086    $   51,505   $ 415,987
                          ==========================================================================



                           Park-Ohio
                             Common    Putnam New   Templeton     George
                             Stock    Opportunities  Growth       Putnam
                              Fund        Fund        Fund         Fund        Total
                          ----------------------------------------------------------------

 Year Ended December 31,
   1997:
 Selling price               $ 954,589     $585,935    $560,993   $ 325,795   $17,005,207
 Cost                          964,306      523,828     560,812     303,731    15,210,367
                          ----------------------------------------------------------------

Realized gain                $  (9,717)    $ 62,107    $    181   $  22,064    $1,794,840
                          ================================================================

                                                                                                     Park-Ohio
                                                    Money                                             Common
                            Equity       Bond       Market    International  Balanced     Equity       Stock
                             Fund        Fund        Fund         Fund         Fund     Income Fund     Fund        Total
                          ---------------------------------------------------------------------------------------------------

 Year Ended December 31,
   1996:
 Selling price             $3,369,835  $1,621,222   $1,947,946  $ 265,512     $129,131    $707,587    $ 671,818   $8,713,051
 Cost                       2,298,748   1,607,923    1,918,458    235,755      120,376     551,197      671,818    7,404,275
                          ---------------------------------------------------------------------------------------------------

REALIZED GAIN              $1,071,087  $   13,299    $  29,488  $  29,757     $  8,755    $156,390    $       0   $1,308,776
                          ===================================================================================================

                     Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




E.     INVESTMENTS--CONTINUED

The net unrealized appreciation (depreciation) of investments included in the Plan equity is as follows:


                                                                                                             Putnam
                                                              Money                                            New
                                      Equity       Bond       Market  International  Balanced     Equity   Opportunities
                                       Fund        Fund        Fund       Fund         Fund    Income Fund     Fund
                                   -------------------------------------------------------------------------------------

Balance at January 1, 1996           $1,620,462  $159,447     $20,311    $  6,319               $206,316

Change for the fiscal period          1,107,367  (125,653)    212,012       5,552   $ 54,021     221,441
                                   -------------------------------------------------------------------------------------

Balance at December 31, 1996          2,727,829    33,794     232,323      11,871     54,021     427,757

Change for the fiscal period          1,355,565    16,601      82,757     (11,871)   (54,021)   (427,757)   $81,126
                                   -------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997         $4,083,394  $ 50,395    $315,080    $      0   $      0    $      0    $81,126
                                   =====================================================================================


                                                           Park-Ohio
                                     Temporary  George      Common
                                      Growth    Putnam       Stock
                                       Fund      Fund        Fund       Total
                                   ------------------------------------------------

Balance at January 1, 1996                                             $2,012,855

Change for the fiscal period                                $(578,078)    896,662
                                   ------------------------------------------------

Balance at December 31, 1996                                 (578,078)  2,909,517

Change for the fiscal period         $(103,262)   $73,242     678,349   1,690,729
                                   ------------------------------------------------

BALANCE AT DECEMBER 31, 1997         $(103,262)   $73,242    $100,271  $4,600,246
                                   ================================================

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




F.     BENEFITS

A participant is entitled to receive the full value of his account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the Plan Administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.

In the event of termination of employment, a participant has a vested right in his share of the Company's contributions determined as follows:


                                                         Vested
             Credited Vesting Service                  Percentage
-----------------------------------------------------------------------

Less than 3 years                                            0%
At least 3 years but less than 4 years                      20
At least 4 years but less than 5 years                      40
At least 5 years but less than 6 years                      60
At least 6 years but less than 7 years                      80
7 years or more                                            100

The portion of the Company's contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company's future contributions to the Plan. The total of forfeited contributions was $49,529 and $15,858 in 1997 and 1996, respectively.

A participant may withdraw in cash a portion of his contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




G.     TRANSFER OF ASSETS

Effective January 1, 1996, former participants in the RB&W Employee Stock Ownership Plan who are active participants in the Plan, have the option of transferring their balances from the RB&W Employee Stock Ownership Plan to the Plan. The value of assets transferred to the Plan during the year were $39,426 in 1997 and $3,962,630 in 1996, respectively.

H.     TRANSACTIONS WITH PARTIES-IN-INTEREST

There were no reportable transactions with parties-in-interest during the year.

I.     INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The tax-exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued




J.     NUMBER OF PARTICIPANTS BY FUND (UNAUDITED)

The number of active participants in each investment option at December 31, 1997 and 1996 are as follows:


                                                            1997           1996
                                                       --------------------------------

Park-Ohio Industries, Inc. Common
  Stock Fund                                                   575            405
Money Market Fund                                            1,309          1,060
Bond Fund                                                      866            885
Equity Fund                                                  1,429          1,141
Putnam New Opportunities Fund                                  389
Templeton Growth Fund                                          603
George Putnam Fund                                             682
Loan Fund                                                      125
Balanced Fund                                                                 452
International Fund                                                            342
Equity Income Fund                                                            685

* The total number of participants in the Plan is less than the sum of the number of participants shown above because many individuals were participating in more than one fund.


K.     YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on plan operations.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             EIN 346520107 Plan 011

           Form 5500, Line 27(a)--Assets Held for Investment Purposes

                                December 31, 1997




                                                           Description                            Fair Market
                 Identity of Issuer                         of Asset               Cost              Value
-------------------------------------------------------------------------------------------------------------------

KEY TRUST COMPANY OF OHIO N.A.
KeyCorp Prism Money Market Fund                           418,557 units       $     4,448,515    $     4,763,595
KeyCorp Victory Value Fund                               1,081,171 units           13,820,801         17,904,195
KeyCorp Victory Intermediate Income
   Bond Fund                                              288,486 units             2,721,955          2,772,350
Putnam New Opportunities Fund                             23,440 units              1,059,251          1,140,377
Templeton Growth Fund                                     76,754 units              1,592,297          1,489,035
George Putnam Fund of Boston                              118,578 units             2,058,794          2,132,036
EB Money Market Fund                                      91,182 units                 91,182             91,182
Park Ohio Industries, Inc.                              121,508 shares of
                                                          common stock              2,117,250          2,217,521
Participant loans                                        Interest rates
                                                          ranging from
                                                         9.25% to 9.50%               522,411            522,411
                                                                            ---------------------------------------

                                                                              $    28,432,456    $    33,032,702
                                                                            =======================================

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             EIN 346520107 Plan 011

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1997


                                                                                        Current Value
                                                                                         of Asset on
                                             Purchase        Selling        Cost of      Transaction    Net Realized
          Description of Asset                Price           Price          Asset           Date        Gain (Loss)
------------------------------------------------------------------------------------------------------------------------

CATEGORY (i)--INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

KeyCorp Victory Value Fund
  Purchase of 257,417.8 units               $ 3,696,519                     $ 3,696,519    $ 3,696,519

Fidelity Advisor Equity Income Fund
  Sale of 169,100 units                                     $3,696,519        3,320,412      3,696,519     $  376,107


CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

KeyCorp Prism Money Market Fund
  Sale of 292,533.9 units                                    3,242,212        3,062,187      3,242,212        180,025
  Purchase of 172,681.2 units                 1,922,710                       1,922,710      1,922,710

KeyCorp Victory Value Fund
  Sale of 257,499.5 units                                    4,136,143        3,078,129      4,136,143      1,058,014
  Purchase of 494,584 units                   7,606,964                       7,606,964      7,606,964

KeyCorp Victory Intermediate Income
    Bond Fund
     Sale of 112,397.7 units                                 1,069,251        1,059,663      1,069,251          9,588
     Purchase of 49,315.7 units                 468,485                         468,485        468,485

KeyCorp EB Money Market Fund
  Sale of 876,894 units                                        876,894          876,894        876,894
  Purchase of 936,278 units                     936,278                         936,278        936,278

Fidelity Advisor Income & Growth Fund
  Sale of 73,157.1 units                                     1,205,299        1,153,794      1,205,299         51,505
  Purchase of 17,584.6 units                    297,538                         297,538        297,538

Fidelity Advisor Equity Income Fund
  Sale of 182,074 units                                      3,990,469        3,574,482      3,990,469        415,987
  Purchase of 15,712.7 units                    355,605                         355,605        355,605

Putnam New Opportunities Fund
  Sale of 12,057 units                                         585,935          523,828        585,935         62,107
  Purchase of 35,497.4 units                  1,583,079                       1,583,079      1,583,079

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             EIN 346520107 Plan 011

      Form 5500, Line 27(d)--Schedule of Reportable Transactions--Continued




                                                                                        Current Value
                                                                                         of Asset on
                                             Purchase        Selling        Cost of      Transaction    Net Realized
          Description of Asset                Price           Price          Asset           Date        Gain (Loss)
------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS--CONTINUED

Templeton Growth Fund
  Sale of 27,058 units                                        $560,993       $  560,812     $  560,993       $    181
  Purchase of 103,812.3  units               $2,153,108                       2,153,108      2,153,108

George Putnam Fund
  Sale of 17,985.5 units                                       325,795          303,731        325,795         22,064
  Purchase of 136,563.6 units                 2,362,525                       2,362,525      2,362,525


There were no category (ii) or (iv) reportable transactions during 1997.